UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 5)1

Zymeworks Inc.

(Name of Issuer)

Common Shares, no par value per share

(Title of Class of Securities)

98985Y108

(CUSIP Number)

Daniel Cookson

All Blue Falcons FZE

Office 2301

23rd Floor API Trio Tower

Al Barsha 1

Dubai, United Arab Emirates

+971555241459

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 21, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98985Y108

1	NAME OF REPORTING PERSON

All Blue Falcons FZE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United Arab Emirates
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,786,936 (1)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,786,936 (1)
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,786,936 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.42% (2)
14	TYPE OF REPORTING PERSON

OO

(1)	Shares are directly beneficially owned by All Blue Falcons FZE as of the date hereof.

(2)	Based on 63,003,370 Shares issued and outstanding as of November 15, 2022, as disclosed in the Definitive Proxy Statement on Schedule 14A filed by the Company with the SEC on November 25, 2022 (the “2022 Proxy Statement”).
2

CUSIP No. 98985Y108

1	NAME OF REPORTING PERSON

Daniel Edward Llewellen Cookson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,786,936 (3)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,786,936 (3)
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,786,936 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.42% (4)
14	TYPE OF REPORTING PERSON

HC; IN

(3)	Shares are directly beneficially owned by All Blue Falcons FZE as of the date hereof.

(4)	Based on 63,003,370 Shares issued and outstanding as of November 15, 2022, as disclosed in the 2022 Proxy Statement.
3

CUSIP No. 98985Y108

AMENDMENT NO. 5 TO SCHEDULE 13D

This Amendment No. 5 to Schedule 13D (this “Amendment”) is being filed by All Blue Falcons FZE, a company organized in the Ras Al Kaihamh Economic Zone of the Emirate of Ras Al Khaimah in the United Arab Emirates (“All Blue Falcons”), and Daniel Edward Llewellen Cookson (“Mr. Cookson”) (collectively, the “Reporting Persons”) to amend the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on April 22, 2022, as amended by Amendment No. 1 to Schedule 13D filed on April 28, 2022, Amendment No. 2 to Schedule 13D filed on May 20, 2022, and Amendment No. 3 to Schedule 13D filed on May 26, 2022 (as amended and supplemented, the “Original Statement” and, as amended and supplemented by this Amendment, the “Statement”), relating to the common shares, no par value (the “Shares”), of Zymeworks Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein but not defined have the respective meanings ascribed to them in the Original Statement.

As of the date of this Amendment No. 5, the Reporting Persons are no longer beneficial owners of more than 5% of the Issuer’s Shares. The filing of this Amendment No. 5 represents the final amendment to this Schedule 13D and constitutes an exit filing for the Reporting Persons.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is hereby amended as follows:

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Original Statement is hereby amended and restated in its entirety as follows:

“The 2,786,936 Shares beneficially owned in the aggregate by the Reporting Persons were acquired in open market transactions. The Reporting Persons expended an aggregate of approximately $34,155,346 to acquire the 2,786,936 Shares reported as beneficially owned by them in this Schedule 13D, which purchases were made out of working capital. No part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.”

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5(a) and (b) of the Original Statement is hereby amended and restated in its entirety as follows:

“(a) and (b)

All percentages of Shares outstanding contained herein are based on 63,003,370 Shares issued and outstanding as of November 15, 2022, as disclosed in the Definitive Proxy Statement on Schedule 14A filed by the Company with the SEC on November 25, 2022.

As of the date hereof, each of the Reporting Persons may be deemed to have beneficial ownership of 2,786,936 Shares, representing 4.42% of the outstanding Shares. The 2,786,936 Shares are directly beneficially owned by All Blue Falcons as of the date hereof. All Blue Falcons may be deemed to have the sole power to vote or direct the vote and dispose or direct the disposition of all of the 2,786,936 Shares, while Mr. Cookson may be deemed to beneficially own all of the 2,786,936 Shares by virtue of his position as a control person of All Blue Falcons.”

Item 5(c) of the Original Statement is hereby amended and supplemented by adding the following information:

“(c) Schedule II hereto sets forth all transactions with respect to the Shares effected by the Reporting Persons since the filing of Amendment No. 3 to the Schedule 13D. All such transactions were effected in the open market, and per share prices do not include any commissions paid in connection with such transactions.

The Reporting Person previously owned call options to purchase an aggregate of 200,000 Shares at an exercise price of $15.00 per Share and an aggregate of 80,000 Shares at an exercise price of $5.00 per Share. These call options expired unexercised on December 16, 2022.”

Item 5(e) of the Original Statement is hereby amended and supplemented by adding the following information:

“(e) As a result of the transactions described herein, the Reporting Persons ceased to be the beneficial owner of more than 5% of the Issuer’s Shares on December 21, 2022. The filing of this Amendment No. 5 represents the final amendment to this Schedule 13D and constitutes an exit filing for the Reporting Persons.”

4

CUSIP No. 98985Y108

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 28, 2022

ALL BLUE FALCONS FZE

By:	/s/ Daniel Cookson
Daniel Cookson, Director

/s/ Daniel Cookson
Daniel Cookson

5

CUSIP No. 98985Y108

SCHEDULE II

Reporting Person	Nature of Transaction[1]	Trade Date	Amount of Securities Purchased (Sold)	Price per Share/Premium per Option
All Blue Falcons FZE	Sale of Shares	12/21/2022	(500,000)	$8.57
All Blue Falcons FZE	Sale of Shares	12/22/2022	(400,000)	$8.68
All Blue Falcons FZE	Sale of Shares	12/23/2022	(22,562)	$8.81

1 Due to a clerical error, Schedule II to Amendment No. 4 listed these transactions as purchases rather than sales.